Exhibit 12.1
SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Three
	Months Ended	Year Ended
	December 26,	September	September	September	September	September
	2009	26, 2009	27, 2008	29, 2007	30, 2006	24, 2005

Earnings:
Pre-tax income (loss) from continuing operations	$48,574	$167,724	$113,076	$129,000	$89,058	$(11,023)

Add: Fixed charges per below	7,644	41,202	41,979	41,740	44,332	43,892

Earnings for ratio calculation	$56,218	$208,926	$155,055	$170,740	$133,390	$32,869

Fixed Charges:
Interest expense	$6,688	$36,920	$38,278	$37,897	$39,747	$39,031
Amortization of discount on long-term borrowings	34	226	234	234	234	117
Amortization of capitalized expenses related to indebtedness	461	1,923	1,328	1,328	1,324	1,514
Interest portion of operating leases (A)	460	2,133	2,139	2,282	3,028	3,231

Total fixed charges	$7,644	$41,202	$41,979	$41,740	$44,332	$43,892

Ratio of earnings to fixed charges	7.35	5.07	3.69	4.09	3.01	(A	)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges.
Fixed charges consist of interest expense on all indebtedness, amortization of the discount on certain of the Partnership’s long-term borrowings, amortization of capitalized debt origination costs, and the estimated interest portion of operating leases (12% of rent expense represents a reasonable approximation of the interest factor).

(A)	Due to the Partnership’s loss in the fiscal year ended September 24, 2005, the ratio of earnings to fixed charges was less than 1:1. For that fiscal year, the Partnership would have needed to generate additional earnings of $11.0 million to achieve ratio coverage of 1:1.